

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2022

Uri Lopatin
Chief Executive Officer
PARDES BIOSCIENCES, INC.
2173 Salk Avenue
Suite 250, PMB#052
Carlsbad, CA 92008

> **Re: PARDES BIOSCIENCES, INC.**
> **Registration Statement on Form S-1**
> **Filed January 21, 2022**
> **File No. 333-262279**

Dear Dr. Lopatin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Xu